Form 10KSB/A, Exhibit 13
period 1997-12-31
MEDICAL GRAPHICS CORP /MN/
filed 1999-04-15
CIK 352862

               MEDICAL GRAPHICS CORPORATION

               RESTATED CONSOLIDATED FINANCIAL STATEMENTS FOR
               THE YEARS ENDED DECEMBER 31, 1997 AND 1996
               AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Medical Graphics Corporation

We have audited the accompanying consolidated balance sheets of Medical Graphics Corporation and Subsidiary (the Company) as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medical Graphics Corporation and Subsidiary at December 31, 1997 and 1996 and the results of their operations and of their cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 13, the accompanying 1996 and 1997 financial statements have been restated.

February 13, 1998 (April 14, 1999 as to Note 13)
Minneapolis, Minnesota

MEDICAL GRAPHICS CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               1997         1996
                                                                                                (AS          (AS
                                                                                             RESTATED     RESTATED
                                                                                                SEE          SEE
                                                                                             NOTE 13)     NOTE 13)
ASSETS

CURRENT ASSETS:

   Cash                                                                                      $    387     $     545
   Accounts receivable, less allowance for doubtful accounts of $164 and $496, respectively     3,890         4,814
   Inventories (Notes 1 and 2)                                                                  4,800         7,193
   Prepaid expenses and other current assets                                                      272           193
                                                                                             --------     ---------
           Total current assets                                                                 9,349        12,745

EQUIPMENT AND FIXTURES (Notes 1 and 3)                                                          4,072         3,857
   Less accumulated depreciation                                                                3,110         2,531
                                                                                             --------     ---------
           Equipment and fixtures, net                                                            962         1,326

SOFTWARE PRODUCTION COSTS, less accumulated amortization of $855
   and $568, respectively (Note 1)                                                                602           472

OTHER ASSETS                                                                                       13            20
                                                                                             --------     ---------
                                                                                             $ 10,926     $  14,563
                                                                                             --------     ---------
                                                                                             --------     ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

   Accounts payable                                                                          $  2,261     $     921
   Accounts payable financed with vendors - current (Note 1)                                    1,145         1,742
   Note payable (Note 7)                                                                        2,254         3,400
   Employee compensation                                                                          786           978
   Deferred service contract revenue                                                              896           988
   Warranty reserve                                                                               414           563
   German office closing reserve (Note 4)                                                         179           550
   Other liabilities and accrued expenses                                                         496           430
                                                                                             --------     ---------
           Total current liabilities                                                            8,431         9,572

LONG-TERM ACCOUNTS PAYABLE FINANCED WITH VENDORS (Note 1)                                         807         1,736

COMMITMENTS AND CONTINGENCIES (Notes 6 and 11)

SHAREHOLDERS' EQUITY (Notes 1, 8, 9, and 12):

   Class A stock, par value $.05 per share; 500 shares authorized, liquidation
     preference of $3.38 per share, 444 issued and outstanding                                     22
   Common stock, par value $.05 per share; authorized 9,500 shares; issued
     and outstanding 4,453 and 3,839, respectively                                                223           192
   Additional paid-in capital                                                                  13,652        10,160
   Retained deficit                                                                           (12,209)       (7,097)
                                                                                             --------     ---------
           Total shareholders' equity                                                           1,688         3,255
                                                                                             --------     ---------
                                                                                             $ 10,926     $  14,563
                                                                                             --------     ---------
                                                                                             --------     ---------


See notes to consolidated financial statements.

MEDICAL GRAPHICS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997 AND 1996
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                       1997                 1996
                                                                                   (AS RESTATED         (AS RESTATED
                                                                                   SEE NOTE 13)         SEE NOTE 13)
REVENUES:
   Equipment sales                                                                  $    14,492          $    15,422
   Service and supplies revenue                                                           4,681                4,867
                                                                                    -----------          -----------
           Total revenues                                                                19,173               20,289

COST OF GOODS SOLD:
   Cost of equipment sales                                                                9,460               11,042
   Cost of service and supplies revenues                                                  2,509                3,288
                                                                                    -----------          -----------
           Total cost of goods sold                                                      11,969               14,330
                                                                                    -----------          -----------

GROSS MARGIN                                                                              7,204                5,959

OPERATING EXPENSES:
   Selling and marketing                                                                  6,282                8,186
   General and administrative                                                             2,228                4,469
   Research and development                                                               1,867                2,762
   Non-recurring charges (Note 4)                                                         1,610                  200
                                                                                    -----------          -----------
           Total operating expenses                                                      11,987               15,617
                                                                                    -----------          -----------

LOSS FROM OPERATIONS                                                                     (4,783)              (9,658)

OTHER (EXPENSE) INCOME:
   SensorMedics settlement, net of settlement costs (Note 11)                                                  1,438
   Interest expense                                                                        (329)                (189)
                                                                                    -----------          -----------
           Total other (expense) income, net                                               (329)               1,249
                                                                                    -----------          -----------

LOSS BEFORE INCOME TAX BENEFIT                                                           (5,112)              (8,409)

INCOME TAX BENEFIT (Note 5)                                                                                       48
                                                                                    -----------          -----------

NET LOSS                                                                            $    (5,112)         $    (8,361)
                                                                                    -----------          -----------
                                                                                    -----------          -----------
BASIC AND DILUTIVE NET LOSS PER SHARE OF COMMON
   STOCK (Note 1)                                                                   $     (1.15)         $     (2.19)
                                                                                    -----------          -----------
                                                                                    -----------          -----------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                                4,449                3,818
                                                                                    -----------          -----------
                                                                                    -----------          -----------


See notes to consolidated financial statements.

MEDICAL GRAPHICS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS)
(AS RESTATED - SEE NOTE 13)


                                                        CLASS A STOCK         COMMON STOCK      ADDITIONAL   RETAINED
                                                       ----------------     -----------------     PAID-IN    EARNINGS
                                                       SHARES    AMOUNT     SHARES     AMOUNT     CAPITAL    (DEFICIT)     TOTAL
BALANCE AT DECEMBER 31, 1995                                                 3,745    $   185    $  9,858    $   1,264   $  11,310
   Net loss                                                                                                     (8,361)     (8,361)
   Common stock issued upon exercise of
     stock options                                                              67          3         228                      231
   Common stock issued under Employee
     Stock Purchase Plan                                                        27          1          74                       75
                                                                           -------    -------    --------    ---------   ---------

BALANCE AT DECEMBER 31, 1996                                                 3,839        192      10,160       (7,097)      3,255

   Net loss                                                                                                     (5,112)     (5,112)
   Class A stock issued in a private sale,
     net of issuance costs                               444    $    22                             1,434                    1,456
   Common stock issued to chairman of Board
     of Direcotors                                                              46          2         100                      102
   Common stock issued in a  private sale,
     net of issuance costs                                                     545         28       1,384                    1,412
   Common stock issued under Employee
     Stock Purchase Plan                                                        24          1          66                       67
   Warrants issued in conjunction with
     development and implementation
     the cost reduction plan (Note 4)                                                                 508                      508
                                                       -----    -------    -------    -------    --------    ---------   ---------

BALANCE AT DECEMBER 31, 1997                             444    $    22      4,453    $   223    $ 13,652    $ (12,209)  $   1,688
                                                       -----    -------    -------    -------    --------    ---------   ---------
                                                       -----    -------    -------    -------    --------    ---------   ---------



See notes to consolidated financial statements.

MEDICAL GRAPHICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997 AND 1996 (IN THOUSANDS)

                                                                                    1997                 1996
                                                                                (AS RESTATED         (AS RESTATED
                                                                                SEE NOTE 13)         SEE NOTE 13)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                        $  (5,112)          $ (8,361)
   Adjustments to reconcile net loss to net cash used
       in operating activities:
     Depreciation                                                                        579                765
     Amortization, principally software production costs                                 287                276
     Common stock and warrants issued in conjunction with the
       development and implementation of a cost reduction plan (Note 4)                  610
     Changes in operating assets and liabilities:
       Accounts receivable                                                               924              4,368
       Inventory                                                                       2,393             (1,033)
       Prepaid expenses and other assets                                                 (72)               (12)
       Refundable income taxes                                                                              443
       Accounts payable                                                                 (186)             1,873
       Employee compensation, other liabilities, and accrued expenses                   (126)               688
       Warranty reserve                                                                 (149)               323
       Germany office closing reserve                                                   (371)               550
       Deferred service contract revenue                                                 (92)              (168)
                                                                                   ----------          --------
           Net cash used in operating activities                                      (1,315)              (288)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                                 (215)              (884)
   Software production costs                                                            (417)              (345)
                                                                                   ----------          --------
           Net cash used in investing activities                                        (632)            (1,229)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net (payments) borrowings under line of credit agreement                           (1,146)             1,725
   Proceeds from stock options exercised                                                                    231
   Net proceeds from sale of Class A stock and common stock                            2,935                 75
                                                                                   ---------           --------
           Net cash provided by financing activities                                   1,789              2,031
                                                                                   ---------           --------

(DECREASE) INCREASE IN CASH                                                             (158)               514

CASH AT BEGINNING OF YEAR                                                                545                 31
                                                                                   ---------           --------

CASH AT END OF YEAR                                                                $     387           $    545
                                                                                   ----------          --------
                                                                                   ----------          --------

See notes to consolidated financial statements.

MEDICAL GRAPHICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.   DESCRIPTION OF BUSINESS, LIQUIDITY, AND SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS - Medical Graphics Corporation (the Company) designs and produces innovative noninvasive diagnostic systems for the prevention, early detection, and cost-effective treatment of heart and lung disease. In addition, the Company purchases noninvasive sleep diagnostic systems from a third party.

     LIQUIDITY - The Company's working capital requirements for 1997 were met principally through amounts borrowed on the Company's line of credit (see
     Note 7), the issuance of Class A stock and common stock under private sales to investors (see Note 8) and credit arranged with the Company's vendors. This vendor credit consisted of the Company entering into financing arrangements with certain vendors which provided for payment of outstanding balances in equal monthly installments for up to 36 months. The remaining amounts due under these vendor agreements are payable in the amount of $1,145, $748, and $59, in 1998, 1999, and 2000, respectively. The balances outstanding at December 31, 1997 which will be paid after December 31, 1998 have been classified as long-term accounts payable financed with vendors.

     In addition, the Company insured net losses of $5,112 and $8,361 for the years ended December 31, 1997 and 1996, respectively. Management plans to generate profitable operations include increasing revenues, improving gross margins, and controlling expenses. There can be no assurance the Company will be able to generate profitable operations in the future.

     CONSOLIDATION - The financial statements include the accounts of the Company and its wholly owned subsidiaries, Medical Graphics Corporation, GmbH (MGCG). All intercompany transactions have been eliminated. The operations of MGCG were terminated early in 1997 in accordance with an exit plan adopted in the fourth quarter of 1996.(see Note 4).

     INVENTORIES - Inventories are valued at the lower of cost or market determined by the first-in, first-out method.

     EQUIPMENT AND FIXTURES - Equipment and fixtures are stated at cost. The Company provides for depreciation using straight-line and accelerated methods at rates designed to amortize the cost of equipment and fixtures over their estimated useful lives.

     SOFTWARE PRODUCTION COSTS - Software production costs are capitalized once technological feasibility has been established and all research and development activities for other components of the product are completed. Capitalized software production costs are amortized over three years using the straight-line method.

     REVENUE RECOGNITION - Sales are recorded by the Company when products are shipped or services are provided to the customer.

     DEFERRED SERVICE CONTRACTS - Amounts billed to customers under service contracts are deferred and recognized in income over the term of the agreement, and costs are recognized as incurred.

     INCOME TAXES - Income taxes are recorded under the liability method. Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the basis of assets and liabilities for income tax and for financial reporting purposes using enacted tax rates in effect during the year in which the differences are expected to reverse. Deferred tax asset valuation allowances are recorded to reduce deferred tax assets to the amount expected to be realized.

     BASIC AND DILUTIVE NET LOSS PER SHARE - In 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, EARNINGS PER SHARE. Basic net loss per share of common stock is computed by dividing net loss by the weighted average number of common shares outstanding during each year. Common equivalent shares from stock options and warrants to purchase 1,343 and 915 shares of common stock at a range of $1.92 to $10.00 and $3.00 to $10.00 were outstanding during 1997 and 1996, respectively, but are excluded from the computation of dilutive net loss per share as their effect is antidilutive. Therefore, basic and dilutive net loss per share amounts are equal for each of the periods presented. Net loss per share amounts presented for 1996 have been restated for the adoption of SFAS No. 128.

     SALES AND SEGMENT INFORMATION - The Company manufactures and sells its products to customers primarily in the medical field and operates in only one business segment. The Company grants its customers credit in connection with sales of its products. It performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company requires irrevocable letters of credit on sales to certain foreign customers. Receivables generally are due within 30 days for domestic customers. Credit losses relating to customers have consistently been within management's expectations. Export sales to foreign countries primarily in Europe and the Pacific Rim accounted for 18% and 27% of total sales in 1997 and 1996, respectively.

     USE OF ESTIMATES - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

     IMPAIRMENT OF LONG-LIVED ASSETS - The Company records losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. To the extent long-lived assets are considered impaired, such assets are adjusted to their estimated fair values with fair value determined by the present value of discounted future cash flows or, to the extent such long-lived assets are held for sale, the estimated sale proceeds less costs of disposal.

     RECLASSIFICATIONS - Certain reclassifications have been made to the 1996 financial statements to conform to the classifications used in 1997. These reclassifications had no effect on previously reported net loss or shareholders' equity.

2.   INVENTORIES

     At December 31, the Company's inventories consisted of the following components:

                                                         1997         1996
     Purchased components and work-in-process          $  3,164     $   3,755
     Finished goods                                       1,636         3,438
                                                       --------     ---------
                                                       $  4,800     $   7,193
                                                       --------     ---------
                                                       --------     ---------

3.   EQUIPMENT AND FIXTURES

     At December 31, the Company's equipment and fixtures consisted of the following:

                                                          1997         1996
     Building improvements                             $    733     $     722
     Computer equipment                                   1,491         1,387
     Manufacturing equipment                                933           928
     Furniture and fixtures                                 915           820
                                                       --------     ---------
     Total equipment and fixtures, at cost                4,072         3,857
     Less accumulated depreciation                        3,110         2,531
                                                       --------     ---------
                                                       $    962     $   1,326
                                                       --------     ---------
                                                       --------     ---------

4.   NON-RECURRING CHARGES

     During December 1996, the Board of Directors approved closing the Company's sales and marketing subsidiary in Germany and authorized implementation of a restructuring plan. The Company recorded a $550 charge to operations in the fourth quarter of 1996 related to expected exit costs of the German office. Of this total, $250,000 was recorded in cost of goods sold and $100,000 was recorded in general and administrative expenses, and the remainder as a non-recurring charge. During 1997, the Company recorded an additional $150,000 charge for employee severance costs relating to the subsidiary in Germany and implemented certain cost reduction strategies that included the termination of certain additional employees and the sale of a product line. Non-recurring charges during 1997 of $1,610, substantially all of which were paid during 1997, included employee severance, legal, consulting, and accounting expenses.

     In connection with the 1997 cost reduction efforts , the Company granted, in 1997, the former chairman of the Company a warrant to purchase 195 shares of common stock at a price of $2.67 per share in exchange for certain consulting services to the Company. The warrant expires on March 31, 2000. The Company also issued 45 shares of common stock and granted a warrant to purchase 225 shares of common stock at a price of $2.25 per share to an individual for services provided in connection with developing and implementing the cost reduction strategies. This individual also was elected the Chairman of the Board of Directors. The warrant expires on March 31, 2002. Non-recurring charges relating for 1997 include $557 relating to the issuance of stock and warrants.

5.   INCOME TAXES

     Significant components of the income tax benefit are as follows:

                                           1997         1996
        Current:
          Federal                        $   -        $     (28)
          State                                             (20)
         Deferred                            -               -
                                         --------     ----------
        Income tax benefit               $   -        $     (48)
                                         --------     ----------
                                         --------     ----------

     Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                                                                            1997         1996
     Allowance for bad debts                                                              $     58     $     176
     Inventory reserve                                                                          69           243
     Warranty reserve                                                                          147           200
     Restructuring reserve                                                                      63           185
     Vacation accrual                                                                           48            77
     Deferred service contract revenue                                                          60            35
     Valuation allowance                                                                      (445)         (916)
                                                                                          ---------    ----------
               Total current                                                                    -             -

     Inventory capitalization                                                                    3           (14)
     Capitalized software and patents                                                         (214)         (154)
     Net operating loss and tax credit carryforwards                                         3,806         2,153
     Valuation allowance                                                                    (3,595)       (1,985)
                                                                                          ---------    ----------
               Total noncurrent                                                                 -             -
                                                                                          ---------    ----------

     Net deferred tax assets                                                              $     -      $      -
                                                                                          ---------    ----------
                                                                                          ---------    ----------

     Reconciliations of the Company's expected income tax benefits computed at the U.S. federal statutory tax rate to the income tax benefits recorded are as follows:

                                                                                            1997         1996
     Income tax benefit at statutory rate                                                 $ (1,789)    $  (2,926)
     Foreign tax loss                                                                                        172
     Increase of deferred tax asset valuation allowance                                      1,139         2,615
     Utilization of net operating loss carryforward related
       to IRS audit adjustments for 1994 and 1993                                              613
     Other                                                                                      37            91
                                                                                          --------     ---------
                                                                                          $    -       $     (48)
                                                                                          --------     ---------
                                                                                          --------     ---------

     As of December 31, 1997, the Company has federal net operating loss carryforwards of $10,714 that expire from 2002 through 2012. The Company's income tax returns through December 31, 1995 have been examined by the Internal Revenue Service. Total income taxes paid were $24 and $26 in 1997 and 1996, respectively.

6.   LEASES

     The Company leases office and manufacturing facilities, automobiles, and various office accessories. The building lease expires in 2002, at which time the Company has an option to renew the lease for an additional four years. The Company has the option to purchase the building at the end of each lease expiration period at the building's fair market value.

     Future minimum lease payments under noncancelable operating leases with remaining terms of one year or more consisted of the following at December 31, 1997:

        Year ending December 31:
        1998                                     $     420
        1999                                           381
        2000                                           357
        2001                                           351
        2002                                           172
                                                 ---------
                                                 $   1,681

     Rent expense for the years ended December 31, 1997 and 1996 was $490 and $494, respectively.

7.   NOTE PAYABLE TO BANK

     In March 1997, the Company obtained a new credit agreement with Norwest Business Credit Inc. (Norwest) that provides for total borrowings, based on available collateral as defined, of up to $4,100, at the discretion of Norwest, and expires March 31, 2000. Total borrowings outstanding under the credit agreement are secured by the Company's accounts receivable and inventories. The credit agreement contains certain restrictive covenants, including maintenance of minimum net worth (as defined), earnings requirements, and debt service requirements as well as limitations on capital expenditures and payment of dividends. The credit line allows the Company to borrow up to 75% of eligible domestic accounts receivable, 40% of eligible domestic inventory (not to exceed $1,500), and 90% of eligible foreign accounts receivable.

     Borrowings under the line of credit bear interest at the Norwest "base" rate plus 4.0% (12.5% at December 31, 1997). The "base" rate is equal to the interest rate publicly announced by Norwest Bank Minnesota, National Association from time to time as its "base" rate. The line of credit contains a minimum monthly interest charge of $15. In addition, the Company granted to Norwest a three-year warrant to purchase 93.75 shares of the Company's common stock at an exercise price of $2.25 per share. The value of this warrant ($73,000) is being amortized to interest expense over the term of the line of credit. The warrant contains anti-dilution provisions.

     The Company had outstanding borrowings of $2,254 and $3,400 at December 31, 1997 and 1996, respectively. Total cash paid for interest was $329 and $167 for the years ended December 31, 1997 and 1996, respectively. In June and November 1997, the Company amended its line of credit agreement. As of December 31, 1997, the Company was in compliance with all financial covenants pursuant to the amended line of credit agreement.

8.   CAPITAL STOCK

     In March 1997, the Company's Board of Directors authorized 500 shares of a new class of participating convertible stock (Class A stock). The Class A stock contains anti-dilution provisions. The Class A stock has voting rights and a liquidation preference of $3.38 per share over the common stock. Each share is convertible to one share of common stock. The Company issued 444 shares of the new class of stock at $3.38 per share, for net proceeds of $1,456.

     In October 1997, the Company's Board of Directors authorized the issuance of additional common stock in a private sale to investors. On November 10, 1997 the Company agreed to sell up to 1,091 shares of the Company's common stock at a price of $2.75 per share. The investors purchased 545 shares for $1,500 (less costs of issuance of $88) on November 10, 1997 and 545 shares for $1,500 (less costs of issuance of $31) in 1998 (see Note 12).

9.   STOCK OPTION PLANS, EMPLOYEE STOCK PURCHASE PLAN, AND 401(k) PLAN

     The Company has an Employee Incentive Stock Option Plan under which a total of 1,350 shares have been reserved for issuance, with 483 shares remaining reserved and unissued at December 31, 1997. Options are generally issued at prices not less than the fair market value at the date of grant and become exercisable over a one- to five-year period. Also, under the Option Plan, nonqualified options have been issued to certain nonemployees. These options become exercisable over a one- to five-year period following the date of grant.

     The Company also has a Nonemployee Director Compensation Plan, which provides for the granting of nonqualified options for up to 375 shares of common stock to nonemployee members of the Board of Directors as well as the Chairman of the Board. Under the plan, an option to purchase 15 shares of Common Stock will be granted automatically when an eligible director is first elected to the Board of Directors of the Company. An option to purchase 2.25 shares (4.5 shares for the Chairman of the Board) will be granted automatically following each Board Meeting personally attended by each director, not to exceed 13.5 shares (27 shares for the Chairman of the Board) per director annually. An option to purchase .75 shares will be granted automatically following each Board Committee Meeting personally attended by each director, not to exceed 2.25 shares per director annually. The option exercise price per share will equal the fair market value of the common stock on the date of grant. All options granted under the plan become exercisable one year after the date of grant.

     A summary of option activity is as follows:

                                                        Employee        Weighted                         Weighted
                                                        Incentive        Average       Nonqualified       Average
                                                      Stock Options     Exercise       Stock Options     Exercise
                                                       Outstanding        Price         Outstanding        Price
        Balance at December 31, 1995                        332          $  4.41             347          $  5.03

          Granted                                           143             3.91             247             3.68
          Exercised                                         (67)            3.00
          Canceled or expired                               (84)            5.67              (3)            2.00
                                                          -----                          -------

        Balance at December 31, 1996                        324             4.09             591             4.48

          Granted                                           400             2.46             312             2.43
          Canceled or expired                              (246)            4.19            (554)            4.45
                                                          -----                          -------

        Balance at December 31, 1997                        478          $  2.68             349          $  2.69
                                                          -----          -------         -------          -------
                                                          -----          -------         -------          -------
        Exercisable at December 31, 1996                    124          $  4.47             315          $  5.14
                                                          -----          -------         -------          -------
                                                          -----          -------         -------          -------
        Exercisable at December 31, 1997                    124          $  3.17             214          $  2.71
                                                          -----          -------         -------          -------
                                                          -----          -------         -------          -------


     The Company's Employee Stock Purchase Plan (the ESP Plan), a qualified plan pursuant to Internal Revenue Code Section 423, became effective in May 1993. The ESP Plan gives eligible employees an opportunity to purchase the Company's common stock, through payroll deductions not exceeding 15% of eligible compensation, at a per share price of 85% of the lesser of the fair value on the first day or the last day of each six-month purchase period. The six-month purchase periods begin on July 1 and January 1 of each year. Participating employees may purchase a maximum of 7.5 shares during each purchase period and no more than $25 of fair value of stock in each calendar year. A total of 300 shares have been authorized for issuance under the ESP Plan. Shares issued under the ESP Plan in 1997 and 1996 were 24 and 27 shares, respectively. The ESP Plan will terminate on January 1, 2003, unless extended by the Board of Directors.

     In 1996, the Company adopted Statement of Financial Accounting Standards
     (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the stock option plans, because the exercise price of all options granted was at least equal to the fair value of the common stock on the date of the grant. Had compensation costs for the stock options issued to certain directors and employees and common stock issued under the ESP Plan been determined at the grant date, based on the fair value provisions of SFAS No. 123, the Company's 1997 and 1996 pro forma net loss would have been $5,535 and $8,593, respectively, and basic and dilutive net loss per share would have been $1.24 and $2.25, respectively.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0%; a risk-free interest rate of 6.5% and 6.1% in 1997 and 1996, respectively; an expected life of 7 and 10 years in 1997 and 1996, respectively; and expected volatility of 54% and 44% in 1997 and 1996, respectively. The weighted average fair value of options issued in 1997 and 1996 was $1.66 and $2.51, respectively.

     Substantially all employees of the Company may participate in a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The plan generally provides for a contribution by the employee of up to 15% of their gross earnings with a 25% matching contribution by the Company on the first 6% of gross earnings. The Company expensed contributions to the plan of approximately $12 and $62 in 1997 and 1996, respectively.

10.  RELATED-PARTY TRANSACTIONS

     An officer and former director of the Company who resigned in October 1997 is the president of ErgometRx Corporation and is the husband of an officer/Chairman of the Board of Directors who resigned in March 1997. ErgometRx Corporation possesses certain proprietary information and prototype hardware relating to an exercise bike used for stress testing and physical exercise. The Company has obtained an exclusive license to manufacture and sell products utilizing this proprietary information in certain markets under a five-year royalty agreement. Under this agreement, the Company paid royalties of $0 and $40 in 1997 and 1996, respectively. During 1996, the Company advanced ErgometRx Corporation approximately $165 in cash and products, which was fully reserved for at December 31, 1996.

     An officer/Chairman of the Board of Directors of the Company who resigned in March 1997 is also the president of e-med.OnCall, Inc. During 1996, the Chairman began a transition from the Company to e-med.OnCall, Inc. As part of this transition, the Company transferred equipment with a net book value of approximately $75 to a new office for the Chairman and paid certain administrative expenses in the amount of approximately $60 with respect to that office. This office also serves as the office for e-med.OnCall, Inc. All such amounts were recorded as administrative expense during 1996.

     The current Chairman of the Board of Directors is the president of Manchester Companies. As part of the cost reduction plan in 1997, the Board of Directors engaged Manchester Companies to provide investment banking and management consulting services to the Company. During 1997, $265 was paid to Manchester Companies for those services. In addition, the Company was paid $10 for administrative services that were provided to Manchester Companies.

11.  LITIGATION

     During 1995, the Company was awarded a judgment of $4.35 million, related to a patent infringement suit against a competitor. The judgment was to be paid over an eight-year period. The Company received $975 after associated legal costs during 1995. The Company recorded the gain as cash was received due to uncertainty regarding the ultimate collectibility of the judgment. During 1996, the competitor was acquired by a third party and pursuant to the terms of the settlement agreement, the Company received the net present value of the remaining payments. The Company received $1,438 after paying associated legal costs in 1996.

     The Company is a defendant in various claims and litigation which are incidental to its business. Management is of the opinion that certain of these matters are covered by insurance and that ultimate settlement of these matters will not have a material impact on its consolidated financial statements.

12.  SUBSEQUENT EVENTS

     In November 1997, the Company entered into agreements with investors for the issuance of up to 1,091 shares of the Company's common stock at a price of $2.75 per share. These investors purchased 545 shares on November 10, 1997 (see Note 8). Under the terms of the agreement, each investor had the right to purchase and the Company had the right to require the investor to purchase such additional shares at a purchase price of $2.75 per share, subject to certain conditions, on or before February 23, 1998. These investors purchased 363 shares for $1,000 on January 30, 1998 and 182 shares for $500 on February 10, 1998. The following unaudited pro forma shareholders' equity as of December 31, 1997 gives effect to the 1998 issuances of common stock:

                                                       Unaudited
                                                       Pro Forma
                                                        Amount
           Class A stock                             $        22
           Common stock                                      249
           Additional paid-in capital                     15,095
           Retained deficit                              (12,769)
                                                     -----------
               Pro forma shareholders' equity        $     2,597
                                                     -----------
                                                     -----------

13.  RESTATEMENT

     Subsequent to the issuance of the Company's 1997 financial statements, the Company's management determined that inventory write-downs recorded in 1996 were overstated and that certain restructuring charges recorded in 1996 and 1997 were misclassified and/or recorded in the wrong period. As a result, the financial statements for 1997 and 1996 have been restated to increase inventory at December 31, 1997 and 1996, to reduce the German office closing reserve at December 31, 1996, to properly classify charges previously recorded as restructuring charges in 1997 and 1996, and to record charges related to the German office closing in 1997 which had previously been reported in 1996. The effects of these restatements of the Company's financial statements as of and for the years ended December 31, 1997 and 1996 are as follows:

                                                         1997                                   1996
                                             ----------------------------           ----------------------------
                                                   As                                    As
                                               Previously         As                 Previously           As
                                                Reported       Restated               Reported         Restated
                                             ------------    ------------           -------------   ------------
       For the year ended December 31:
         Total cost of goods sold              $  12,144      $   11,969              $   14,640     $   14,330
         General and administrative                1,802           2,228                   4,369          4,469
         Non-recurring charges                         0           1,610                       0            200
         Restructuring                             1,711               0                     700              0
         Net loss                                 (4,962)         (5,112)                 (9,071)        (8,361)
         Net loss per share
           (basic and diluted)                     (1.11)          (1.15)                  (2.37)         (2.19)

       At December 31:
         Inventories                               4,240           4,800                   6,633          7,193
         German office closing reserve                                                       700            550
         Retained deficit                        (12,769)        (12,209)                 (7,807)        (7,097)


     In June 1998, the Company distributed a three-for-two stock split effected in the form of a stock dividend. All share and per share data has been adjusted to reflect this stock split.