Form 10KSB, Exhibit 13
period 1998-12-31
MEDICAL GRAPHICS CORP /MN/
filed 1999-04-15
CIK 352862

MEDICAL GRAPHICS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1998 AND 1997
AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Medical Graphics Corporation

We have audited the accompanying consolidated balance sheets of Medical Graphics Corporation and Subsidiary (the Company) as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medical Graphics Corporation and Subsidiary at December 31, 1998 and 1997 and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

April 14, 1999
Minneapolis, Minnesota

MEDICAL GRAPHICS CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                                                     1998              1997

                                     ASSETS
Current Assets:
   Cash                                                                                                            $        387
   Accounts receivable, less allowance for doubtful accounts of $118 and $164, respectively      $      5,263             3,890
   Inventories (Notes 1 and 2)                                                                          4,917             4,800
   Prepaid expenses and other current assets                                                              155               272
                                                                                                 ------------      ------------
               Total current assets                                                                    10,335             9,349

Equipment and Fixtures (Notes 1 and 3)                                                                  4,092             4,072
   Less accumulated depreciation                                                                        3,574             3,110
                                                                                                 ------------      ------------
               Equipment and fixtures, net                                                                518               962

Software Production Costs, less accumulated amortization of $1,212
   and $855, respectively (Note 1)                                                                        566               602

Other Assets                                                                                                7                13
                                                                                                 ------------      ------------
                                                                                                 $     11,426      $     10,926
                                                                                                 ------------      ------------
                                                                                                 ------------      ------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable                                                                              $      2,975      $      2,261
   Accounts payable financed with vendors - current (Note 1)                                              769             1,145
   Note payable (Note 8)                                                                                3,291             2,254
   Employee compensation                                                                                  517               786
   Deferred service contract revenue                                                                      870               896
   Warranty reserve                                                                                       374               414
   Other liabilities and accrued expenses                                                                 327               675
                                                                                                 ------------      ------------
               Total current liabilities                                                                9,123             8,431

Long-Term Accounts Payable Financed with Vendors (Note 1)                                                  48               807

Commitments and Contingencies (Notes 7 and 12)

Shareholders' Equity (Notes 1, 9, and 10):
   Class A convertible common stock, par value $.05 per share;
      500,000 shares authorized, liquidation preference of $3.38 per share,
      444,000 issued and outstanding, convertible into 1,500,000 shares
      of common stock                                                                                      22                22
   Common stock, par value $.05 per share; authorized 9,500,000 shares; issued
      and outstanding 5,608,000 and 4,453,000, respectively                                               280               223
   Additional paid-in capital                                                                          15,738            13,652
   Retained deficit                                                                                   (13,785)          (12,209)
                                                                                                 ------------      ------------
               Total shareholders' equity                                                               2,255             1,688
                                                                                                 ------------      ------------
                                                                                                 $     11,426      $     10,926
                                                                                                 ------------      ------------
                                                                                                 ------------      ------------

See notes to consolidated financial statements.

MEDICAL GRAPHICS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998 AND 1997
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                                        1998              1997
Revenues (Note 4):
   Equipment sales                                                                  $     15,216      $     14,492
   Service and supplies revenue                                                            5,233             4,681
                                                                                    ------------      ------------
               Total revenues                                                             20,449            19,173

Cost of Goods Sold:
   Cost of equipment sales                                                                 9,293             9,460
   Cost of service and supplies revenues                                                   3,148             2,509
                                                                                    ------------      ------------
               Total cost of goods sold                                                   12,441            11,969
                                                                                    ------------      ------------

Gross Margin                                                                               8,008             7,204

Operating Expenses:
   Selling and marketing                                                                   5,653             6,282
   General and administrative                                                              1,927             2,228
   Research and development                                                                1,550             1,867
   Non-recurring charges (Note 5)                                                                            1,610
                                                                                    ------------      ------------
               Total operating expenses                                                    9,130            11,987
                                                                                    ------------      ------------

Loss from Operations                                                                      (1,122)           (4,783)

Other Expense -
   Interest expense                                                                         (454)             (329)
                                                                                    ------------      ------------

Loss Before Income Tax Benefit                                                            (1,576)           (5,112)

Income Tax Benefit (Note 6)                                                                   -                 -
                                                                                    ------------      ------------

Net Loss                                                                            $     (1,576)     $     (5,112)
                                                                                    ------------      ------------
                                                                                    ------------      ------------

Basic and Dilutive Net Loss per Share of Common Stock (Note 1)                      $      (0.26)     $      (1.15)
                                                                                    ------------      ------------
                                                                                    ------------      ------------

Weighted Average Common Shares Outstanding                                                 6,015             4,449
                                                                                    ------------      ------------

See notes to consolidated financial statements.

MEDICAL GRAPHICS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                   CLASS A STOCK          COMMON STOCK       ADDITIONAL    RETAINED
                                                  ----------------      ----------------      PAID-IN      EARNINGS
                                                  SHARES    AMOUNT      SHARES    AMOUNT      CAPITAL      (DEFICIT)       TOTAL
Balance at December 31, 1996                                             3,839   $   192   $   10,160     $  (7,097)    $   3,255

Net loss                                                                                                     (5,112)       (5,112)
   Class A stock issued in a private sale,
      net of issuance costs                          444   $    22                              1,434                       1,456
   Common stock issued to Chairman of
      Board of Directors                                                    45         2          100                         102
   Common stock issued in a private sale,
      net of issuance costs                                                545        28        1,384                       1,412
   Common stock issued under Employee
      Stock Purchase Plan                                                   24         1           66                          67
   Warrants issued in conjunction with
      development and implementation of
         cost reduction plan (Note 5)                                                             508                         508
                                                  ------   -------   ---------   -------   ----------     ---------     ---------

Balance at December 31, 1997                         444        22       4,453       223       13,652       (12,209)        1,688

   Net loss                                                                                                  (1,576)        (1576)
   Common stock issued under Employee
      Stock Purchase Plan                                                   20         1           44                          45
   Common stock issued in private sales,
      net of issuance costs (Note 9)                                     1,096        54        1,916                       1,970
   Common stock issued to a former employee                                 15         1           44                          45
   Common stock issued upon exercise of
      stock options                                                          3                      8                           8
   Common stock issued to directors                                         21         1           74                          75
                                                  ------   -------   ---------   -------   ----------     ---------     ---------

Balance at December 31, 1998                         444   $    22       5,608   $   280   $   15,738     $ (13,785)    $   2,255
                                                  ------   -------   ---------   -------   ----------     ---------     ---------
                                                  ------   -------   ---------   -------   ----------     ---------     ---------

See notes to consolidated financial statements.

MEDICAL GRAPHICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998 AND 1997 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                                 1998              1997
Cash Flows from Operating Activities:
   Net loss                                                                                    $(1,576)          $(5,112)
   Adjustments to reconcile net loss to net cash used
         in operating activities:
      Depreciation                                                                                 511               579
      Amortization, principally software production costs                                          357               287
      Common stock issued to directors and former officers in lieu of compensation                 120
      Common stock and warrants issued in conjunction with the development
         and implementation of a cost reduction plan (Note 5)                                                        610
      Changes in operating assets and liabilities:
         Accounts receivable                                                                    (1,373)              924
         Inventory                                                                                (117)            2,393
         Prepaid expenses and other assets                                                         123               (72)
         Accounts payable                                                                         (671)             (186)
         Employee compensation, other liabilities, and accrued expenses                           (617)             (497)
         Warranty reserve                                                                          (40)             (149)
         Deferred service contract revenue                                                         (26)              (92)
                                                                                               --------          -------
               Net cash used in operating activities                                            (3,309)           (1,315)

Cash Flows from Investing Activities:
   Capital expenditures                                                                            (67)             (215)
   Software production costs                                                                      (321)             (417)
                                                                                               --------          -------
               Net cash used in investing activities                                              (388)             (632)

Cash Flows from Financing Activities:
   Borrowings under line of credit agreement                                                    22,483            18,682
   Repayments under line of credit agreement                                                   (21,446)          (19,828)
   Net proceeds from issuance of common stock                                                    1,773             2,935
                                                                                               -------           -------
               Net cash provided by financing activities                                         2,810             1,789
                                                                                               -------           -------

Decrease in Cash                                                                                  (387)             (158)

Cash at Beginning of Year                                                                          387               545
                                                                                               -------           -------

Cash at End of Year                                                                            $    -            $   387
                                                                                               -------           -------
                                                                                               -------           -------

See notes to consolidated financial statements.

MEDICAL GRAPHICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.    DESCRIPTION OF BUSINESS, LIQUIDITY, AND SIGNIFICANT ACCOUNTING POLICIES

      BUSINESS - Medical Graphics Corporation (the Company) designs and produces innovative noninvasive diagnostic systems for the prevention, early detection, and cost-effective treatment of heart and lung disease. In addition, the Company purchases noninvasive sleep diagnostic systems from a third-party.

      LIQUIDITY - The Company's working capital requirements for 1998 were met principally through amounts borrowed on the Company's line of credit (see
      Note 8), the issuance of common stock under private sales to investors (see Note 9), and credit arrangements made with the Company's vendors during the first quarter 1997. This vendor credit consisted of the Company entering into financing arrangements with certain vendors that provided for payment of outstanding balances in equal monthly installments for up to 36 months. The remaining amounts due under these vendor agreements are payable in the amount of $769,000 and $48,000 in 1999 and 2000, respectively. The balances outstanding at December 31, 1998 that will be paid after December 31, 1999 have been classified as long-term accounts payable financed with vendors.

      In addition, the Company incurred net losses of $1,576,000 and $5,112,000 for the years ended December 31, 1998 and 1997, respectively. Management plans to generate profitable operations by increasing revenues, improving gross margins, and controlling expenses. There can be no assurance the Company will be able to generate profitable operations in the future.

      CONSOLIDATION - The financial statements include the accounts of the Company and its wholly owned subsidiary, Medical Graphics Corporation, GmbH (MGCG). All intercompany transactions have been eliminated. The operations of MGCG were terminated early in 1997 in accordance with an exit plan adopted in the fourth quarter of 1996 (see Note 5).

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

      DEFERRED SERVICE CONTRACTS - Amounts billed to customers under service contracts are deferred and recognized as income over the term of the agreement, and costs are recognized as incurred.

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

      BASIC AND DILUTIVE NET LOSS PER SHARE - In 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, EARNINGS PER SHARE. Basic net loss per share of common stock is computed by dividing net loss by the weighted average number of common shares outstanding during each year. For purposes of this calculation, the convertible Class A common shares are assumed to have been converted. Common equivalent shares from stock options and warrants to purchase 1,697,000 and 1,342,000 shares of common stock at a range of $1.00 to $8.67 and $1.92 to $10.00 were outstanding during 1998 and 1997, respectively, but are excluded from the computation of dilutive net loss per share as their effect is antidilutive. Therefore, basic and dilutive net loss per share amounts are equal for each of the periods presented.

      SALES AND SEGMENT INFORMATION - The Company manufactures and sells its products to customers in the medical field and operates in only one business segment. The Company grants its customers credit in connection with sales of its products. It performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company requires irrevocable letters of credit on sales to certain foreign customers. Receivables generally are due within 30 days for domestic customers. Credit losses relating to customers have consistently been within management's expectations. Export sales to foreign countries, primarily in Europe and the Pacific Rim, accounted for 13% and 18% of total sales in 1998 and 1997, respectively.

      USE OF ESTIMATES - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

      IMPAIRMENT OF LONG-LIVED ASSETS - The Company records losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. To the extent long-lived assets are considered impaired, such assets are adjusted to their estimated fair values with fair value determined by the present value of discounted future cash flows or, to the extent such long-lived assets are held for sale, the estimated sales proceeds less costs of disposal.

      ACCOUNTING PRONOUNCEMENT - In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entitywide disclosures about products and services, major customers, and material countries in which the entity holds assets and reports revenue. The Company adopted SFAS No. 131 as of December 31, 1998. The Company operates within a single operating segment.

      COMPREHENSIVE EARNINGS(LOSS) - Comprehensive earnings (loss) is a measure of all nonowner changes in shareholders' equity and includes such items as net earnings, certain foreign currency translation items, minimum pension liability adjustments, and changes in the value of available-for-sale securities. In 1998 and 1997, comprehensive earnings (loss) for the Company was the same as net earnings (loss) as reported.

      RECLASSIFICATIONS - Certain reclassifications have been made to the 1997 financial statements to conform to the classifications used in 1998. These reclassifications had no effect on previously reported net loss or shareholders' equity.

2.    INVENTORIES

      At December 31, the Company's inventories consisted of the following components (in thousands):

                                                           1998         1997
      Purchased components and work-in-process           $ 2,941      $ 3,164
      Finished goods                                       1,976        1,636
                                                         -------      -------
                                                         $ 4,917      $ 4,800
                                                         -------      -------
                                                         -------      -------

3.    EQUIPMENT AND FIXTURES

      At December 31, the Company's equipment and fixtures consisted of the following (in thousands):

                                                           1998         1997
      Building improvements                              $   742      $   733
      Computer equipment                                   1,548        1,491
      Manufacturing equipment                                933          933
      Furniture and fixtures                                 869          915
                                                         -------      -------
      Total equipment and fixtures, at cost                4,092        4,072
      Less accumulated depreciation                        3,574        3,110
                                                         -------      -------
                                                         $   518      $   962
                                                         -------      -------
                                                         -------      -------

4.    GEOGRAPHIC INFORMATION

      The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of December 31, 1998, the Company had operations established in various countries throughout the world. The Company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the Company's results of operations are affected by fluctuations in foreign currency exchange rates. In no single country outside the United States did operations account for more than 10% of the Company's net sales for 1998 and 1997. Net sales by geographic area are presented by attributing revenues from external customers on the basis of where the products are sold.

      Net sales by geographic area:

                                                         1998            1997
      United States                                   $   17,770      $   15,637
      International                                        2,679           3,536
                                                      ----------      ----------
                                                      $   20,449      $   19,173
                                                      ----------      ----------
                                                      ----------      ----------

5.    NON-RECURRING CHARGES

      During December 1996, the Board of Directors approved closing the Company's sales and marketing subsidiary in Germany and authorized implementation of a restructuring plan. The Company recorded a $550,000 charge to operations in the fourth quarter of 1996 related to expected exit costs of the German office. Of this total, $250,000 was recorded as cost of goods sold and $100,000 was recorded in general and administrative expenses, and the remainder as a non-recurring charge. During 1997, the Company recorded an additional $150,000 charge for employee severance related to the subsidiary in Germany and implemented certain cost reduction strategies that included the termination of certain additional employees and the sale of a products line. Non-recurring charges of $1,610,000, substantially all of which were paid during 1997, included employee severance, legal, consulting, and accounting expenses.

      In connection with the 1997 cost reduction efforts, the Company granted the former chairman of the Company a warrant to purchase 195,000 shares of common stock at a price of $2.67 per share in exchange for certain consulting services to the Company. The warrant expires on March 31, 2000. The Company also issued 45,000 shares of common stock and granted a warrant to purchase 225,000 shares of common stock at a price of $2.25 per share to an individual for services provided in connection with the development and implementation of the cost reduction plan. This individual also was elected the Chairman of the Board of Directors. The warrant expires on March 31, 2002. Non-recurring charges in 1997 included
      $537,000 relating to the issuance of stock and warrants.

6.    INCOME TAXES

      Significant components of the income tax benefit are as follows:

                                                           1998           1997
      Current:
         Federal                                          $    -         $    -
         State                                                 -              -
      Deferred                                                 -              -
                                                          -------        -------
      Income tax benefit                                  $    -         $    -
                                                          -------        -------
                                                          -------        -------

      Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows (in thousands):

                                                                                                 1998          1997
      Allowance for bad debts                                                                  $     42      $     58
      Inventory reserve                                                                              69            69
      Warranty reserve                                                                              133           147
      Other reserve                                                                                                63
      Vacation accrual                                                                               36            48
      Deferred service contract revenue                                                              58            60
      Valuation allowance                                                                          (338)         (445)
                                                                                               --------      --------
              Total current                                                                          -             -

      Inventory capitalization                                                                       15             3
      Capitalized software and patents                                                             (201)         (214)
      Net operating loss and tax credit carryforwards                                             4,635         3,806
      Valuation allowance                                                                        (4,449)       (3,595)
                                                                                               --------      --------
              Total noncurrent                                                                       -             -
                                                                                               --------      --------

      Net deferred tax assets                                                                  $     -       $     -
                                                                                               --------      --------
                                                                                               --------      --------

      Reconciliations of the Company's expected income tax benefits computed at the U.S. federal statutory tax rate to the income tax benefits recorded are as follows (in thousands):

                                                                                                 1998          1997
      Income tax benefit at statutory rate                                                     $   (552)     $ (1,789)
      Increase of deferred tax asset valuation allowance                                            747         1,139
      Utilization of net operating loss carryforward related
        to IRS audit adjustments for 1994 and 1993                                                                613
      Other                                                                                        (195)           37
                                                                                               --------      --------
                                                                                               $     -       $     -
                                                                                               --------      --------
                                                                                               --------      --------

      As of December 31, 1998, the Company had federal net operating loss carryforwards of $12,290,000 that expire from 2002 through 2012. The Internal Revenue Service has examined the Company's income tax returns through December 31, 1995. Total income taxes paid were $6,000 and $24,000 in 1998 and 1997, respectively.

7.    LEASES

      The Company leases office and manufacturing facilities, automobiles, and various office accessories. The building lease expires in 2002, at which time the Company has an option to renew the lease for an additional four years. The Company has the option to purchase the building at the end of each lease expiration period at the building's fair market value.

      Future minimum lease payments under noncancelable operating leases with remaining terms of one year or more consisted of the following at December 31, 1998 (in thousands):

      Year ending December 31:
        1999                                                             $   397
        2000                                                                 367
        2001                                                                 357
        2002                                                                 172
                                                                         -------
                                                                         $ 1,293
                                                                         -------
                                                                         -------

      Rent expense for the years ended December 31, 1998 and 1997 was $420,000 and $490,000, respectively.

8.    NOTE PAYABLE TO BANK

      In March 1997, the Company obtained a new credit agreement with Norwest Business Credit, Inc. (Norwest) that provides for total borrowings, based on available collateral as defined, of up to $4,100,000, at the discretion of Norwest, and expires March 31, 2000. The credit line allows the Company to borrow up to 80% of eligible domestic accounts receivable, 40% of eligible domestic inventory (not to exceed $1,500), and 90% of eligible foreign accounts receivable. The Company's accounts receivable and inventories secure total borrowings outstanding under the credit agreement. The credit agreement contains certain restrictive covenants, including maintenance of minimum net worth (as defined), earnings requirements, and debt service requirements as well as limitations on capital expenditures and payment of dividends.

      Borrowings under the line of credit bear interest at the Norwest "base" rate plus 4.0% (11.75% at December 31, 1998). The "base" rate is equal to the interest rate publicly announced by Norwest Bank Minnesota, National Association from time to time as its "base" rate. The line of credit contains a minimum monthly interest charge of $15,000. In addition, the Company granted to Norwest a three-year warrant to purchase 93,750 shares of the Company's common stock at an exercise price of $2.25 per share. The value of this warrant ($73,000) is being amortized to interest expense over the term of the line of credit. The warrant contained antidilution provisions and as a result of the Company's September 1998 issuance of common stock, the warrant exercise price decreased to $1.00 per share and the shares issuable under the warrant increased to 210,937 shares.

      The Company had outstanding borrowings of $3,291,000 and $2,254,000 at December 31, 1998 and 1997, respectively, and at December 31, 1998 had additional borrowing availiability of $744,000. Total cash paid for interest was $454,000 and $329,000 for the years ended December 31, 1998 and 1997, respectively. The Company amended its line of credit agreement in June and November 1997 as well as March, August, and September 1998. As of December 31, 1998, the Company was in technical default of its minimum net income and minimum debt service coverage ratio covenants. These technical defaults were waived through an amendment to the line of credit agreement on March 29, 1999.

9.    CAPITAL STOCK

      In June 1998, the Company distributed a three-for-two stock split effected in the form of a stock dividend. All share and per share data have been adjusted to reflect this stock split.

      In March 1997, the Company's Board of Directors authorized 500,000 shares of a new class of convertible stock (Class A stock). The Class A stock has voting rights. Each share was originally convertible into 1.5 share of common stock. The Company issued 444,000 shares of the new class of stock receiving net proceeds of $1,456,000.

      In October 1997, the Company's Board of Directors authorized the issuance of additional common stock in a private sale to investors. On November 10, 1997 the Company agreed to sell up to 1,091,000 shares of the Company's common stock at a price of $2.75 per share. The investors purchased 545,000 shares for $1,500,000 (less costs of issuance of $88,000) on November 10, 1997 and 545,000 shares for $1,500,000 (less costs of issuance of $31,000) in January and February of 1998.

      In September 1998, the Company's Board of Directors authorized the issuance of additional common stock in a private sale to investors. On September 30, 1998 the investors purchased 550,000 shares for $550,000 (less costs of issuance of $49,000).

      The Company's Class A stock contained antidilution provisions. As a result of the September 1998 offering, 444,000 shares of class A stock are now convertible into 1,500,000 shares of common stock.

10.   STOCK OPTION PLANS, EMPLOYEE STOCK PURCHASE PLAN, AND 401(k) PLAN

      The Company has an Employee Incentive Stock Option Plan under which a total of 1,350,000 shares have been reserved for issuance, with 276,000 shares remaining reserved and unissued at December 31, 1998. Options are generally issued at prices not less than the fair market value at the date of grant and become exercisable over a one- to five-year period. Also, under the option plan, nonqualified options have been issued to an officer and certain nonemployees. These options become exercisable over a one- to ten-year period following the date of grant.

      The Company also has a Nonemployee Director Compensation Plan, which provides for the granting of nonqualified options for up to 675,000 shares of common stock to nonemployee members of the Board of Directors as well as the Chairman of the Board. Under the plan, an option to purchase 15,000 shares of common stock will be granted automatically when an eligible director is first elected to the Board of Directors of the Company. An option to purchase 2,250 shares (4,500 shares for the Chairman of the Board) will be granted automatically following each Board Meeting personally attended by each director, not to exceed 13,500 shares (27,000 shares for the Chairman of the Board) per director annually. An option to purchase 750 shares will be granted automatically following each Board Committee meeting personally attended by each director, not to exceed 2,250 shares per director annually. The option exercise price per share will not be less than the fair market value of the common stock on the date of grant. All options granted under the plan become exercisable one year after the date of grant.

      A summary of option activity is as follows (in thousands):

                                                      Employee          Weighted                              Weighted
                                                      Incentive          Average         Nonqualified          Average
                                                    Stock Options       Exercise         Stock Options        Exercise
                                                     Outstanding          Price           Outstanding           Price
      Balance at December 31, 1996                       324              $ 4.09              591              $ 4.48

         Granted                                         400                2.46              312                2.43
         Canceled or expired                            (246)               4.19             (554)               4.45
                                                       -----                                -----

      Balance at December 31, 1997                       478                2.68              349                2.69

         Granted                                         263                1.20              294                2.34
         Exercised                                        (3)               2.87
         Canceled or expired                            (238)               2.38              (14)               4.84
                                                       -----                                -----

      Balance at December 31, 1998                       500              $ 1.96              629              $ 2.43
                                                       -----              ------            -----              ------
                                                       -----              ------            -----              ------

      Exercisable at December 31, 1997                   124              $ 3.17              214              $ 2.71
                                                       -----              ------            -----              ------
                                                       -----              ------            -----              ------

      Exercisable at December 31, 1998                   200              $ 2.53              333              $ 2.51
                                                       -----              ------            -----              ------
                                                       -----              ------            -----              ------

      The Company's Employee Stock Purchase Plan (the ESP Plan), a qualified plan pursuant to Internal Revenue Code Section 423, became effective in May 1993. The ESP Plan gives eligible employees an opportunity to purchase the Company's common stock, through payroll deductions not exceeding 15% of eligible compensation, at a per share price of 85% of the lesser of the fair value on the first day or the last day of each six-month purchase period. The six-month purchase periods begin on July 1 and January 1 of each year. Participating employees may purchase a maximum of 5,000 shares during each purchase period and no more than $25,000 of fair value of stock in each calendar year. A total of 300,000 shares has been authorized for issuance under the ESP Plan. Shares issued under the ESP Plan in 1998 and 1997 were 20,000 and 24,000 shares, respectively. The ESP Plan will terminate on January 1, 2003, unless extended by the Board of Directors.

      In 1996, the Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company has elected to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the stock option plans, because the exercise price of all options granted was at least equal to the fair value of the common stock on the date of the grant. Had compensation costs for the stock options issued to certain directors and employees and common stock issued under the ESP Plan been determined at the grant date, based on the fair value provisions of SFAS No. 123, the Company's 1998 and 1997 pro forma net loss would have been $2,058 and $5,535, respectively, and basic and dilutive net loss per share would have been $.34 and $1.24, respectively.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0%; a risk-free interest rate of 4.7% and 6.5% in 1998 and 1997, respectively; an expected life of 5 and 7 years in 1998 and 1997, respectively; and expected volatility of 47% and 54% in 1998 and 1997, respectively. The weighted average fair value of options issued in 1998 and 1997 was $.80 and $1.66, respectively.

      Substantially all employees of the Company may participate in a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The plan generally provides for a contribution by the employee of up to 15% of their gross earnings with a 25% matching contribution by the Company on the first 6% of gross earnings. The Company did not contribute to the plan in 1998 and expensed contributions to the plan of approximately $12,000 in 1997.

11.   RELATED-PARTY TRANSACTIONS

      An former officer and director of the Company is the president of ErgometRx Corporation. ErgometRx Corporation possesses certain proprietary information and prototype hardware relating to an exercise bike used for stress testing and physical exercise. The Company has obtained an exclusive license to manufacture and sell products utilizing this proprietary information in certain markets under a five-year royalty agreement. Under this agreement, the Company paid no royalties for 1998 or 1997.

      The current Chairman of the Board of Directors is the president of Manchester Companies. As part of the cost reduction plan in 1997, the Board of Directors engaged Manchester Companies to provide investment banking and management consulting services to the Company. Fees aggregating $120,000 and $265,000 for 1998 and 1997, respectively, were paid to Manchester Companies for those services. In addition, the Company was paid $10,000 for administrative services that were provided to Manchester Companies.

12.   LITIGATION

      The Company is a defendant in various claims and litigation which are incidental to its business. Management is of the opinion that certain of these matters are covered by insurance and that ultimate settlement of these matters will not have a material impact on its consolidated financial statements.